February 4, 2016

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington,  DC 20549-0213

Attention: Kevin Kuhar,  Accounting Branch Chief Office of Electronics and Machinery

Re:Linear Technology Corporation

Form 10-K for the year ended June 28, 2015

Filed August 19, 2015

File No. 000-14864

Ladies and Gentlemen:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated January 29, 2016 relating to the Company’s Form 10-K for the period ended June 28, 2015.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

Form 10-K for the Fiscal Year Ended June 28, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

1.

We note from disclosures on pages 51 and 52 that a significant portion of your income before income taxes is derived from foreign sources and that undistributed earnings held overseas could result in additional U.S. taxable income of $1.0 billion. We also note that at June 28, 2015 you only held cash and cash equivalents of approximately $196 million. In future filings, please revise this discussion to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries at the date of each balance sheet presented and quantify any amounts that would not be available for use in the United States without incurring U.S taxes. Please further provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your policies of permanently reinvesting earnings outside the United States. Refer to Item 303(a)(1) of Regulation S-K.

Response:

In future filings, the Company will include additional disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations that discloses the Company’s assessment as to whether cash, cash equivalent, and short-term investment balances that are held by the Company’s foreign entities will have an impact to U.S. operating, investing, and financing activities. As an example, please refer to the following disclosure that will be included in our 10-Q filing for the period ended January 3, 2016. The disclosure below will be added to our existing disclosures over Liquidity and Capital Resources:

The Company’s cash, cash equivalent, and marketable securities include significant funds  held by the Company’s non-U.S. subsidiaries. Funds held by non-U.S. subsidiaries are generally subject to U.S. income taxation upon repatriation to the U.S.  The Company’s non-U.S. funds include approximately  $285 million available for use in the U.S. without incurring additional U.S. income taxes in excess of the amounts accrued in its financial statements as of January 3, 2016. The remaining amount of non-U.S. cash and cash equivalents, short-term investments is being held offshore indefinitely for reinvestment and, therefore, no U.S. current or deferred taxes have been accrued on such amount.

The Company’s international operations and capital requirements are funded primarily by cash generated by foreign operating activities and cash held by non-U.S subsidiaries. The Company’s U.S. operations and capital requirements are funded primarily by cash generated from U.S. operating activities and to a lesser extent by cash and investments held by the U.S. parent company.  Cash generated by U.S. operations has been and is expected to be sufficient to meet the Company’s business needs in the U.S. for the foreseeable future including the funding of U.S. operations, purchases of capital equipment and the quarterly dividend.  In addition, cash generated by U.S. operations has been sufficient to fund common share repurchases at recent historic levels in accordance with programs approved by the Board of Directors.  Should the Company’s U.S. cash needs exceed its funds generated by U.S. operations due to a capital transaction outside the normal course, such as acquisitions of large capital assets or U.S. businesses or repurchases of common shares in excess of recent historical levels, the Company may require additional funds in the U.S. In this event,  the Company could repatriate funds  held by non-U.S. subsidiaries subject to U.S. taxation without incurring additional income tax expense (i.e. U.S. deferred taxes on such amounts have been already provided), borrow under its existing Line of Credit Agreement, seek other U.S. borrowing alternatives or utilize these sources in combination.

Financial Statements and Supplementary Data

Note 10. Income Taxes, page 51

2.

We note from disclosures on page 52 that you do not provide a residual U.S. tax on a portion of the undistributed earnings of your Singapore and Malaysian subsidiaries, as it is your intention to permanently invest these earnings overseas. Please tell us and revise future filings to disclose the amount of undistributed earnings related to your foreign subsidiaries as of June 28, 2015 that you consider to be indefinitely reinvested. Refer to the guidance in ASC 740-30-50-2.b.

Response:

In future filings, the Company will disclose the undistributed earnings of our foreign subsidiaries that we consider to be indefinitely reinvested. The disclosure below will be added to our existing disclosures within our footnote for Income Taxes:

As of June 28, 2015, the Company's foreign subsidiaries have accumulated undistributed earnings of approximately $1,003.4 million that are intended to be indefinitely reinvested outside the U.S. and, accordingly, no provision for U.S. federal and state tax has been made for the distribution of these earnings.

**************

As per your instructions in the letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention and request that the Staff contact the undersigned at (408) 432-1900 with any questions or comments regarding this letter.  In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 434-0507, as well as to Herbert P. Fockler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811.  Thank you for your consideration.

Sincerely,

Linear Technology Corporation

/s/ Donald P. Zerio

Vice President, Finance & CFO

cc:Kevin Kuhar

Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Herbert P. Fockler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Evan G Kass, Partner

Ernst & Young LLP